Exhibit 99.55

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CYBIN Announces Closing of Upsized Bought Deal Offering

Company Has Raised Nearly CDN$90 Million to Date

TORONTO, CANADA – February 4, 2021 – Cybin Inc. (NEO:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, is pleased to announce that it has closed its previously announced bought deal short form prospectus offering (the “Offering”), including the exercise of the over-allotment option granted to the Underwriters (as defined herein). In connection with the Offering, the Company issued 15,246,000 units of the Company (the “Units”) at a price of CDN$2.25 per Unit (the “Issue Price”) for aggregate gross proceeds of CDN$34,303,500. The Offering was conducted by Canaccord Genuity (the “Lead Underwriter”), as lead underwriter and sole bookrunner, with Stifel Nicolaus Canada Inc., Eight Capital and Bloom Burton Securities Inc. (together with the Lead Underwriter, the “Underwriters”). To date, the Company has raised approximately CDN$88.8 million.

“This successful upsized offering is well timed as we progress our lead development programs and candidates,” stated Doug Drysdale, CEO of Cybin. “It provides us important capital to fund a number of significant programs in parallel this year, including the acceleration of our first two deuterated tryptamine drug development candidates, the expansion of our phenethylamine program, development of our digital therapy support platform and the initiation of psychedelic studies including the Kernel Flow technology. The amalgamation of these programs should enable Cybin to optimize the patient experience,” concluded Drysdale.

Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) for a period of 36 months following the closing of the Offering (the “Closing”) at an exercise price of CDN$3.25 per Warrant Share. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds CDN$5.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than thirty (30) trading days’ notice.

The Units were offered by way of a short form prospectus in each of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, and by way of private placement in the United States and to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to exemptions from the registration requirements under the 1933 Act, and pursuant to the applicable securities laws of any state of the United States.

In consideration for their services, the Company paid a cash commission equal to CDN$1,954,665 and issued 868,740 Unit purchase warrants of the Company (the “Underwriters’ Warrants”), with each Underwriters’ Warrant being exercisable to acquire one Unit at the Issue Price for a period of 36 months from the Closing.

The Company intends to use the net proceeds from the Offering to advance its clinical trials, novel molecule programs and technologies surrounding the patient experience, and for working capital and general corporate purposes.

The securities offered have not been and will not be registered under the 1933 Act, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Cybin Inc.

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the intended use of proceeds of the Offering and the impact of the amalgamation on the patient experience. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications

agraf@kcsa.com